SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No.______) *


                     FIRST FEDERAL FINANCIAL BANCORP, INC.
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                               (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                 319988 10 1
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                                (CUSIP Number)



                             Thomas D. Phillips
                 c/o First Federal Financial Bancorp, Inc.
                             415 Center Street
                            Ironton, Ohio  45638
                               (740) 532-6845
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(Name, Address, Telephone Number of Persons Authorized to Receive Notices and
Communications)

                             December 16, 2000
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1
(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 Pages



CUSIP No.  319988 10 1                13D               Page 2 of 6 Pages


-------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Thomas D. Phillips
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                       (b) [ ]
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3                 SEC USE ONLY

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4                 SOURCE OF FUNDS*

                  PF; OO
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5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          [ ]
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
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6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                          7        SOLE VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                   13,761
    OWNED BY EACH         -----------------------------------------------------
  REPORTING PERSON        8        SHARED VOTING POWER
        WITH
                                   15,000
                          -----------------------------------------------------
                          9        SOLE DISPOSITIVE POWER

                                   13,761
                          -----------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                   15,000
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11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  28,761
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12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
                  CERTAIN SHARES*

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13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.3%
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14                TYPE OF REPORTING PERSON*

                  IN
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CUSIP No.  319988 10 1                13D               Page 3 of 6 Pages


Item 1.  Security and Issuer
----------------------------

     The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $.01 par value per share ("Common Stock"), of First Federal Financial Bancorp, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 415 Center Street, Ironton, Ohio 45638.

Item 2.  Identity and Background
--------------------------------

     (a)  Thomas D. Phillips ("Reporting Person").

     (b) The Reporting Person's residence address is 1005 South 6th Street, Ironton, Ohio 45638.

     (c) The Reporting Person is Chairman of the Board of the Issuer and of First Federal Savings Bank of Ironton (the "Bank"), a wholly-owned subsidiary of the Issuer. The Reporting Person is the owner, operator and President of Phillips Funeral Home, Inc., 1004 South 7th Street, Ironton, Ohio 45638.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The Reporting Person acquired 10,000 shares of Common Stock on June 3, 1996 at $10.00 per share for an aggregate purchase price of $100,000 from personal funds in the Issuer's initial public offering. The Phillips Funeral Home Trust Pension Fund and the Reporting Person's spouse also acquired 10,000 shares and 5,000 shares, respectively, in the Issuer's initial public offering.

     On December 16, 1996, the Company awarded for no consideration 3,358 stock options to the Reporting Person to acquire shares of Common Stock at $12.00 per share under the Issuer's



CUSIP No.  319988 10 1                13D               Page 4 of 6 Pages


Stock Option Plan. The options awarded vest over a five year period at a rate of 20% per year commencing on the first anniversary of the date of grant.

     On December 16, 1996, the Company also granted for no consideration 1,343 shares of Common Stock to the Reporting Person under the Issuer's Recognition and Retention Plan ("Recognition Plan"). The Common Stock grants are in the form of restricted stock payable over a five year period at a rate of 20% per year commencing on the first anniversary of the date of grant.

Item 4.  Purpose of Transaction
-------------------------------

     The Reporting Person is presently Chairman of the Board of the Issuer and the Bank. The Reporting Person intends to continue to serve the Issuer as Chairman of the Board in an independent manner. The Reporting Person believes that the shares of Common Stock are an attractive investment and acquired the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.

     The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a) The Reporting Person beneficially owns 28,761 shares of Common Stock of the Issuer which represents approximately 6.3% of the outstanding shares of Common Stock. As of May 11, 2001, 453,233 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.



CUSIP No.  319988 10 1                13D               Page 5 of 6 Pages


     (b) The Reporting Person has sole voting and dispositive power with respect to 13,761 shares of Common Stock (which includes 1,075 restricted shares and 2,686 shares of Common Stock which may be purchased upon the exercise of stock options). The Reporting Person has shared voting and dispositive power with respect to 15,000 shares of Common Stock.

     (c) The number of shares of Common Stock beneficially owned by the Reporting Person includes 268 restricted shares earned on December 16, 2000 and stock options to acquire 672 shares of Common Stock which became exercisable on December 16, 2000. The Reporting Person had no transactions in the Issuer's securities during the last 60 days.

     In addition, the Reporting Person has 268 unearned restricted shares granted pursuant to the Issuer's Recognition Plan and holds options to purchase 672 shares of Common Stock granted pursuant to the Issuer's Stock Option Plan, which are not exercisable within 60 days hereof.

     (d) Included in the shares of Common Stock beneficially owned by the Reporting Person are 10,000 shares held by the Phillips' Funeral Home Trust Pension Fund and 5,000 shares held by the Reporting Person's spouse.

     (e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
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to Securities of the Issuer
---------------------------

     The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer. The Reporting Person is the Chairman of the Board of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     Not applicable.



CUSIP No.  319988 10 1                13D               Page 6 of 6 Pages


                                  Signatures




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.






                                          /s/ Thomas D. Phillips
                                          ----------------------------
                                          Thomas D. Phillips



                                          Date:  July 31, 2001